August 4, 2006

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Brad Skinner, Accounting Branch Chief

RE:	Pegasystems Inc.
Response to Comment Letter dated June 6, 2006
Regarding Form 10-K for Fiscal Year Ended December 31, 2005
Filed	March 7, 2006 and
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 3, 2006
File No. 001-11859

Ladies and Gentlemen:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 6, 2006 (the “Comment Letter”) to Mr. Christopher Sullivan, the former Chief Financial Officer and Treasurer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on March 7, 2006 (the “Form 10-K”), and Quarterly Report on Form 10-Q, which was filed with the Commission on May 3, 2006 (the “Form 10-Q”). I am serving as the Company’s Interim Chief Financial Officer following Mr. Sullivan’s departure. Hard copies of this letter are also being delivered under separate cover to Christine Davis and Marc Thomas of the Commission.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Securities and Exchange Commission

August 4, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Significant Accounting Policies

Revenue Recognition, page 45

1.	Based on information contained in your responses to previous comments, as well as additional information provided in telephone conversations, we understand that you account for fixed price service contracts sold in connection with multiple element arrangements as separate elements. If our understanding is incorrect, please clarify your accounting for fixed price service contracts. As part of your response, please clarify for us when you recognize revenue from each element in the multiple element arrangement that includes the fixed price service contract. If our understanding is correct, please explain to us your basis for concluding that these services should be accounted for separately. In this regard, we note that you do not appear to have VSOE of the implementation services because you are unable to estimate the number of hours necessary to complete the services. Please explain to us how you were able to conclude that these services could be accounted for separately. See paragraphs 63 to 71 of SOP 97-2 for further guidance.

Our typical multiple element arrangements include license, maintenance and implementation services. We typically have VSOE-FV of the maintenance per SOP 97-2 paragraph 10 and recognize it ratably over the service period. When the implementation services in such a multiple element arrangement are a fixed price services project, the license and fixed-price services revenue are accounted for as one unit, as we can not determine the fair value of the implementation services. The revenue related to the combined unit is being recorded over the period during which the services are being performed, in accordance with SOP 97-2 paragraphs 12 and 67. We have applied this accounting using a zero gross profit method as previously discussed in our letter to the Staff dated April 21, 2006. To clarify the Staff’s understanding, we do not account for our fixed price implementation services as a separate element from the license.

The Company will include the following additional disclosure in its future filings with the Commission consistent with this response (emphasis added):

We do not have vendor specific objective evidence of the fair values of fixed-price services projects because we do not have a reliable track record for accurately estimating the time and resources needed to complete such projects. Revenue from fixed-price services projects is recognized as the services are provided based upon the hours incurred at amounts equal to the direct costs incurred, up to the amounts billed to date, resulting in no gross profit being recognized until completion of the project. When the fixed-price services are part of a multiple element arrangement including a license sale, we account for the license sale and the fixed-price services as one unit. Revenue from such arrangements is recognized as the services are provided based on direct costs incurred, up to the amounts billed to date, resulting in no gross profit being recognized with respect to either the services or the license elements until completion of the project.

Securities and Exchange Commission

August 4, 2006

Note 6. Income Taxes, page 58

2.	We note your response to prior comment number 2 in our letter dated March 15, 2006. For each of the adjustments that related to prior years, please tell us which prior period the adjustment relates to. As part of your response, explain how you were able to conclude that the adjustments would not have been material to those periods or the period in which you recorded the adjustment.

The adjustments referenced by the Staff relate to prior years as follows:

(Amounts in Thousands) credit (debit) to provision	2000	2001	2002	2003	2004	2005
Errors recorded in 2005 related to prior periods:
Deferred Tax Liability for Term License Installments	(3,884)	—	—	—	—	3,884
UK Capital Allowances and Inter-Company Interest	—	—	—	370	(56)	(303)
U.S. Federal and State Overpayments	—	—	—	264	289	(553)
Valuation Allowance	3,884	—	—	(2,166)	1,264	(2,982)
Additional error recorded in 2004 related to prior periods:
Extraterritorial Income Exclusion (ETI)	80	208	424	—	(712)	—
Valuation Allowance	(80)	(208)	(424)	712	—	—
Total Income Statement Adjustment - Tax Provision cr(dr)	—	—	—	(820)	785	46

The Company applied Staff Accounting Bulletin 99 (“SAB 99”) in determining whether these adjustments were material to the prior years. SAB 99 requires an analysis of both quantitative and qualitative factors in assessing materiality. Ultimately, the question of materiality depends on the total mix of information available and the likelihood that a reasonable person’s investment decision relying on the information would have been changed or influenced by the misstatement.

Quantitative Analysis

In assessing the materiality of the errors and their quantitative impact on each of fiscal years 2000 to 2005, management identified the following as key measures of the Company’s results of operations, cash flows, and financial position:

•	Revenue because this metric, within the software industry, indicates the Company’s technology traction and customer penetration.

Securities and Exchange Commission

August 4, 2006

•	Profit before tax (PBT) because it indicates operating performance exclusive of the income tax provision which is not an indicator of operational performance. As the Company was in a transition period (from minimum tax provisions to statutory tax provisions) between 2002 and 2004, fluctuations of income tax provisions were likely and discounted by the investment community when measuring performance. Therefore, net income and earnings per share did not provide meaningful basis for comparison or trend analysis.

•	Net assets.

It should be noted that the potential income statement adjustments would not have impacted either revenue or profit before tax, both of which were identified as key financial measures by the investment community. The Company believes that historically the impact of income tax provisions has not been considered by the investment community in assessing the Company’s performance.

The following table shows the impact of the adjustments to the income tax provision on various balance sheet and income statement items:

(Amounts in Thousands)	2000	2001	2002	2003	2004	2005
Balance Sheet Adjustment-Deferred Tax Liabilities dr (cr)	—	—	—	(1,085)	(560)	—
Net Assets	92,063	104,958	130,927	153,172	165,200	165,801
Balance Sheet Adjustment as a % of Net Assets	0.0%	0.0%	0.0%	-0.7%	-0.3%	0.0%
Accounts Payable and Accrued Expenses dr (cr)	—	—	—	129	311	—
Net Assets	92,063	104,958	130,927	153,172	165,200	165,801
Balance Sheet Adjustment as a % of Net Assets	0.0%	0.0%	0.0%	0.1%	0.2%	0.0%
Balance Sheet Adjustment-Total Liabilities dr (cr)	—	—	—	(956)	(249)	—
Net Assets	92,063	104,958	130,927	153,172	165,200	165,801
Balance Sheet Adjustment as a % of Net Assets	0.0%	0.0%	0.0%	-0.6%	-0.2%	0.0%
Prepaid Expenses and Other Current Assets dr (cr)	—	—	—	135	242	—
Net Assets	92,063	104,958	130,927	153,172	165,200	165,801
Balance Sheet Adjustment as a % of Net Assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.0%

Securities and Exchange Commission

August 4, 2006

Revenue	83,478	95,062	97,408	99,313	96,461	102,007
No impact due to correction
Profit Before Tax (PBT)	(20,556)	13,534	17,197	21,831	11,129	4,612
No impact due to correction
Net Income	(20,856)	12,534	15,297	17,681	7,554	4,718
Income Statement Adjustment as a % of Net Income	0.0%	0.0%	0.0%	-4.6%	10.4%	0.1%
Earnings Per Share, Diluted	(0.71)	0.37	0.43	0.49	0.20	0.13
Impact on Earnings Per Share, Diluted	—	—	—	(0.02)	0.02	0.00

Adjusted Earnings Per Share, Diluted	(0.71)	0.37	0.43	0.47	0.23	0.13

Qualitative Analysis

Upon review of the issues for consideration raised in SAB 99, the Company concluded the following:

1.	The Company believed investors viewed the Company on the basis of the rate of technology adoption in the marketplace, market-share, revenue growth, profit before tax, cash flow, and the Company’s ability to exploit a promising market with a talented workforce and balance sheet strength.

2.	The errors were non-cash with no effect on cash, revenue, or profit before tax.

3.	The errors had no effect on the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

4.	Management compensation plans and bonuses were not impacted by tax provisions. Such plans were based on profit before tax as opposed to net income.

5.	A review of the errors does not result in a finding that the Company was managing earnings.

6.	The errors were not related to a segment or other portion of the Company’s business that had been identified as playing a significant role in the Company’s operations or profitability.

7.	The errors did not involve concealment of an unlawful transaction.

8.	The errors did not change a loss into income or vice versa.

Securities and Exchange Commission

August 4, 2006

9.	The errors did not mask a change in earnings or other trends. The impact would have the greatest dollar amount in 2003, and would have changed the amount of a one-time income tax benefit that was based upon a change in estimate at that time. See profit trend graph in Exhibit A.

10.	The deferred tax liability with respect to unbilled term license installments is capable of precise measurement. However, the overall deferred income tax liability must be considered in the context of a number of other items which represent estimates, such as the valuation allowance and ETI, in determining the appropriate tax provision. Ultimately, the deferred income tax provision is an estimate and is not capable of precise measurement. As noted in footnote 14 of SAB 99, “the amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.” SAB 99 indicates elsewhere that “there is by definition a corresponding imprecision in the aggregation of misstatements involving estimates with those that do not involve an estimate.”

11.	The errors pertain to only one line in the income statement and accordingly the Company believes that it is appropriate to aggregate these items in assessing materiality.

12.	The Company believes that the potential market reaction to the errors in 2005 and prior periods would be neutral. The investment community has historically highlighted revenue and profit before tax as key metrics rather than net income because of the volatility of the tax provision as a result of significant net operating loss carryforwards. As the Company was in a transition period (from minimum tax provisions to statutory tax provisions) between 2002 and 2004, fluctuations of income tax provisions were likely and discounted by the investment community when measuring performance. In 2003, when the Company recorded the $1.8 million reduction in valuation allowance the investment community explicitly discounted the one-time benefit when assessing the Company’s performance. Therefore, net income and earnings per share did not provide meaningful basis for comparison or trend analysis.

Considering all the factors discussed above, in particular the market environment at the time, which did not place significant weight on the Company’s tax provision due to net operating losses in 2005 and prior years, the Company has concluded that the impact of the errors was not material to the Company’s 2005 and prior financial statements taken as a whole.

Securities and Exchange Commission

August 4, 2006

3.	We note that in 2005 you recorded a tax benefit from the partial release of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS No. 109. As part of your response, tell us how you determined the amount of the valuation allowance that was released.

As of December 31, 2005, the Company had the following deferred tax assets:

(in thousands)	2005
Software revenue	$(22,903)
Depreciation	879
Accruals and reserves	2,464
Unrealized loss on investments	406
Net operating losses carried forward	11,255
Tax credits	8,025

Net deferred tax assets	126
Less valuation allowances	1,048

Net deferred income taxes	$(922)

A valuation allowance has been provided for certain deferred tax assets since it is uncertain we will realize the entire benefit of the assets. The net deferred tax asset, as reported at December 31, 2004, was reduced by a valuation allowance of $4.3 million. The $3.9 million increase in deferred tax liability recognized during 2005 from the correction of the 2000 error related to term license installments resulted in a net deferred tax liability relating to future taxable income. Accordingly, the Company determined that a change in estimates of utilization of credit carry-forwards was necessary, and the valuation allowance was reduced.

In order to determine the amount of valuation allowance that could be released, the Company analyzed how much valuation allowance was needed at year end, and determined that it was necessary to continue to carry a valuation allowance of $1.0 million at December 31, 2005 including:

•	$0.4 million related to acquired tax loss and tax credit carry forwards, which if utilized will reduce goodwill and not impact provision. These acquired tax benefits are subject to limitation by the provisions of Section 382 of the Internal Revenue Code.

•	$0.5 million related to tax benefits generated on the exercise of stock options, which will be recorded directly to equity when realized, and will not impact provision.

•	$0.1 million related to tax credits that would expire prior to being realized.

Securities and Exchange Commission

August 4, 2006

Based on all of the evidence, the Company determined that the difference of $3.2 million could be released, with $0.2 million offsetting credits that expired and $3.0 million benefiting provision.

Under FAS 109, a valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized. The assessment of the need for a valuation allowance is made on a gross, not a net, basis.

In light of the guidance provided by paragraphs 20-25 of FAS 109 and considering the Company’s gross deferred tax asset at December 31, 2005, the Company believed that a valuation allowance of $1.0 million was required. In making its determination, the Company considered the four sources of taxable income, as follows:

1.	Future reversals of existing taxable temporary differences (i.e., offset gross deferred tax assets against gross deferred tax liabilities);

2.	Taxable income in prior carryback years, if carryback is permitted under the tax law;

3.	Tax planning strategies; and

4.	Future taxable income exclusive of reversing temporary differences and carryforwards.

The Company analyzed all available evidence, both positive and negative, with respect to the four sources of taxable income in arriving at its determination of the appropriate amount of valuation allowance.

Under FAS 109, a significant piece of negative evidence is cumulative losses in recent years. Recent years is generally defined as the current year and the prior two years. In making its determination, the Company concluded that it is not in a cumulative loss position as follows:

1.	Future reversals of existing taxable temporary differences. The Company is not aware of any negative evidence that would prevent the reversal of the taxable temporary differences. The Company expects reversals of taxable temporary differences of $22.9 million related to term license installments as of December 31, 2005. The Company estimates that these reversals will be approximately $11.6 million in 2006, $6.8 in 2007, and $3.5 in 2008. Based on the analysis of these facts, the Company relied on this evidence to expect that sufficient taxable income exists in future periods that would permit the release of a portion of the valuation allowance.

Securities and Exchange Commission

August 4, 2006

2.	Taxable income in prior carryback periods. The Company does not have any taxable income in prior carryback periods at December 31, 2005. It has exhausted all of its tax net operating loss carryback potential. Based on the analysis of these facts, the Company did not rely on this evidence to conclude that there was sufficient taxable income to permit the release of a portion of the valuation allowance.

3.	Tax planning strategies. The Company has considered tax planning strategies, however none were implemented that would create future taxable income. Based on the analysis of these facts, the Company did not rely on this evidence to conclude that there was sufficient taxable income to permit the release of a portion of the valuation allowance.

4.	Future taxable income (exclusive of reversing temporary differences and carryforwards). The Company is projecting taxable income for the years 2006, 2007 and 2008 based on the projections of financial statement income for those periods exclusive of the reversals of taxable temporary differences and carryforwards. Based on the analysis of these facts, the Company relied on this evidence to expect that sufficient taxable income exists in future periods that would permit the release of a portion of the valuation allowance.

The justification for having a valuation allowance for tax credits was eliminated when the Company made a correction of its error in the deferred tax treatment of the term license installments. This correction transformed the Company’s net deferred tax asset position into a net deferred tax liability position. In addition, in the absence of negative evidence, this correction resulted in positive evidence of future taxable income from the reversal of the taxable temporary differences.

To summarize, the remaining valuation allowance is required for items that would clear against the balance sheet, and not flow through provision. The balance of the valuation allowance was composed of approximately $0.4 million related to acquired tax loss and tax credit carry forwards, which if utilized will reduce goodwill, approximately $0.5 million related to tax benefits generated on the exercise of stock options, which will be recorded directly to equity when realized, and $0.1 million related to credits that would expire prior to being realized.

Therefore, after analyzing all available evidence, the Company concluded that its transformation to a net deferred tax liability position, its recent strong earnings history from 2001 to 2005, its comparable taxable income position during the same period, and future reversals of taxable temporary differences provided strong evidence that sufficient future taxable income exists to release the portion of the valuation allowance that applied to tax credits.

Securities and Exchange Commission

August 4, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 34

Changes in Internal Control Over Financial Reporting

4.	Your disclosure indicates that there have been no changes that materially affected internal controls over financial reporting “except for these changes, which are in process and have not yet been completed.” Your disclosure should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your disclosure should also clearly describe the changes that occurred. Please explain how your current disclosures comply with Item 308(c) of Regulation S-K.

There were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of 2006 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company attempted to indicate in its Form 10-Q for the first quarter of 2006 that it had taken preliminary steps to address the two identified material weaknesses. It was not the Company’s intent, however, to suggest that those steps were sufficiently advanced so as to constitute material changes in internal controls. The Company will be clearer on this point in future filings.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt

Shawn Hoyt,

Interim CFO and General Counsel

cc:	Christine Davis, SEC Staff Accountant
Marc Thomas, SEC Senior Staff Accountant
Robert V. Jahrling, Esq.
James T. Reilly, Chief Accounting Officer

EXHIBIT A

Securities and Exchange Commission

August 4, 2006

PEGASYSTEMS INC

Profit Trend

(Amounts in Thousands)	2001	2002	2003	2004	2005
Potential Adjustment - Income Statement Tax Provision	—	—	(820)	785	46

(Amounts in Thousands)	2001	2002	2003	2004	2005
Profit Before Tax (PBT)	13,534	17,197	21,831	11,129	4,612
Net Income, reported	12,534	15,297	17,681	7,554	4,718
Net Income, adjusted	12,534	15,297	16,861	8,339	4,764
Net Income, analysts' pro-forma @ 39% tax rate	8,256	10,490	13,317	6,789	2,813